GENCO SHIPPING & TRADING LIMITED
299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

April 30, 2024

VIA EDGAR

Christina Chalk, Esq.
Shane Callaghan, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited
DEFA14A Filed April 16, 2024
File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated April 22, 2024 (the “Comment Letter”) to Mr. John Wobensmith, the Chief Executive Officer and President of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the definitive additional proxy soliciting materials (DEFA14A) filed by the Company on April 16, 2024 (the “Additional Materials”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the heading and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Additional Materials.

DEFA14A filed April 16, 2024

General

1. We note your disclosure that Genco “may in the future use the same or substantially similar materials from time to time.” (emphasis added). Any definitive additional materials filed pursuant to Exchange Act Rule 14a-6(b) must be filed in the same form as the materials sent to security holders to prevent them from being misleading. Please file a complete version of any written communications as definitive additional materials pursuant to Rule 14a-6(b) no later than the date such materials are first sent or given to security holders..

As discussed, the Company has deleted the quoted language from its subsequent filings pursuant to Rule 14a-16(b).  The Company has filed a complete version of all definitive additional materials pursuant to Rule 14a-6(b) without reliance on the “substantially similar materials” language and will continue to do so.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and must be supported by a factual foundation. Generally, support for opinions should be provided in the soliciting materials where the assertions are made, so that shareholders can evaluate their basis. The letter to shareholders filed as part of these materials contains multiple beliefs or opinions that should be recharacterized as such and supported (or deleted if support cannot be provided). The following are some examples:

(1) "[Mr. Pons has] also overseen significant value destruction at companies on which he’s served on the board. Most of the companies on which has [sic] served as a director have either declined in value during his tenure or underperformed the S&P 500;"
(2) "[Mr. Economou] is known throughout the industry and investment community for his history of poor governance practices and brings with him a distinct track record of self-dealing and shareholder value destruction;" and
(3) "Genco's directors are highly qualified, active and engaged business leaders, all of whom bring the right balance of skills and experience . . . ."

As discussed, the Company recognizes the policy concerns articulated by the Staff, and the Company will be mindful of clearly characterizing each statement or assertion of opinion or belief as such and providing factual support in its preparation of future soliciting materials.

3. Refer to our last comment above. The letter to shareholders contains multiple assertions about Mr. Pons and Mr. Economou that may contravene Note (b) to Rule 14a-9 because they allege improper conduct by them or improperly impugn their character and reputation without appropriate factual support. The following are some examples:

(1) "[Mr. Economou's] history is capital allocation mixed with conflicts of interest, selfdealing and shareholder value destruction for personal gain;"
(2) "Pons has been a professional pawn to activists with shady track records throughout his career . . .;"
(3) "We believe that Economou's actions at DryShips . . . were characterized by . . . selfdealing and poor corporate governance;" and
(4) "[Mr. Economou] is a competitor seeking access to the Company's Board room."

As discussed, the Company recognizes the policy concerns articulated by the Staff and will be mindful of its obligations under Rule 14a-9 in its preparation of future soliciting materials.

Thank you for your attention to our filings with the Commission.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
Chief Executive Officer and President